UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 25, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

France Telecom Orange

3Q12 results & outlook

Stéphane Richard,
Chairman & CEO

Gervais Pellissier,
Deputy CEO & CFO

October 25th, 2012



cautionary statement

This presentation contains forward-looking statements about France Telecom-Orange. Although we believe they are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: fluctuations in general economic activity levels as well as the level of activity in each of the markets in which we operate; the effectiveness of the strategy reflected in the "Conquests 2015" strategic plan as well as of the other strategic, operating and financial initiatives of France Telecom-Orange and the level of Group investment necessary to pursue this strategy and to adapt its networks; our ability to face intense competition within our sector and to adapt to the ongoing transformation of the telecommunications industry, in particular in France with the arrival on the market of a fourth mobile operator; fiscal and regulatory constraints, in particular in setting wholesale rates; results of current litigation; risks and uncertainties specifically related to international operations; risks related to the impairment of assets; exchange rate fluctuations; and conditions for accessing the capital markets (in particular risks related to liquidity and credit ratings) and counterparty risks. More detailed information on the potential risks that could affect our financial results can be found in the Registration Document filed with the French *Autorité des marchés financiers* (AMF) on March 29, 2012 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 13, 2012. Except to the extent required by law (in particular pursuant to sections 223-1 et seq. of the General Regulations of the AMF) France Telecom-Orange does not undertake any obligation to update forward-looking statements.

agenda

1 introduction

2 3Q 2012 financials & operating performance

3 outlook

4 countries outlook

5 Group use of cash policy

1 introduction

Stéphane Richard
Chairman & CEO

orange™

commitments : 2011 achieved & 2012 confirmed

2011	Operating Cash Flow €9bn	✓
2012	Operating Cash Flow close to €8bn	confirmed

commitments: 2011 achieved & 2012 confirmed, thanks to

top line preservation | cost management | investment | new territories for growth

mobile customer base resilience in France	back to mobile customer growth since end 2Q 12
roaming agreement with 4th entrant	over 1bn€ revenue over 3 years
improved retention on PSTN in France	lowest ever level of PSTN line losses level in 3Q 12
Spanish market share gains	+0.9pt fixed BB and +1.6pt mobile market share in Spain between 2Q 11 and 2Q 12
sustained AMEA growth	>4.5% yoy growth ex. reg every quarter

commitments: 2011 achieved & 2012 confirmed, thanks to

top line preservation | **cost management** | investment | new territories for growth

- reduced and better targeted commercial costs
- Chrysalid plan achievement slightly above expectations
- labour costs kept under control in an improved social climate
- successful deployment in senior part-time plan (TPS)

€148m of savings over 9 months 2012

Chrysalid: €780m cumulated savings as of June 2012

moderate 2.2% annual wage increase in France in 2012, in line with inflation

70% of eligible employees to senior part time plan took up this option (6,900 employees)

commitments: 2011 achieved & 2012 confirmed, thanks to

top line preservation | cost management | **investment** | new territories for growth

- best French mobile network in 2011 and ability to absorb 4th entrant traffic
- successful 4G spectrum auctions
- LTE launch
- leader for FTTH deployment in France, now targeting Spain
- RAN sharing in Spain and Poland

ARCEP ranking as no.1 network

global spectrum costs ~2 bn€ cash out 2011-12, mostly LTE

in 2012: EE first to launch 4G in UK

x2 FTTH capex in France in 2012 vs 2011

target of 35% of shared sites in Europe by 2015

commitments: 2011 achieved & 2012 confirmed, thanks to

top line preservation | cost management | investment | **new territories for growth**

- from mature to growing telco markets
- new territories for growth
- from content production to aggregation in France

exit from Switzerland at 6.5x EV/EBITDA multiple

94% ownership in Egypt

acquisition in Democratic Republic of Congo (17% mobile penetration)

Cloud, NFC, M2M…

2nd largest online video site worldwide (Dailymotion)

end of Orange Sport TV broadcast

2

3Q 2012 financials & operating performance

Gervais Pellissier
Deputy CEO & CFO

orange™

3Q12 performance in line with yearly guidance

- well oriented commercial indicators in France and in other geographies
  - mobile market share stabilised at 37.4% in France, with confirmed positive momentum on contract consumer net adds (positive monthly figures since June)
  - customer base still up in Spain (+104k contract net adds in 3Q)
  - back to strong contract net adds in Egypt (+720k in Q3 vs +255k in 2Q)
- Group 3Q revenues down (-1.1% yoy, excl. reg.)
  - Poland revenues (-3.4% excl. reg.) impacted by the launch of unlimited mobile offers on the market
  - Spain facing tougher macro-economic landscape still outperforming its market
  - sustained growth in emerging markets (+4.6% excl. reg.) notably Ivory Coast and Egypt
- limited 3Q restated EBITDA margin erosion (-1.4pt yoy) attributable to revenue decline
  - sharp management of commercial costs
  - tight OPEX control thanks to the Chrysalid program

→ 3Q12 results fully consistent with "close to €8bn* OpCF" 2012 guidance

*excluding exceptional items but including French pension impacts

key financials

3Q12 achievements

in €m	3Q11 cb	3Q12 actual	var. comp basis	9M11 cb	9M12 actual	Var comp basis	key points
revenue	11,150	10,755	-3.5%	33,425	32,598	-2.5%	▪ 3Q regulation impact: -€270m 3Q excl. regulation: -1.1% yoy
restated EBITDA*	3,932	3,645	-7.3%	11,441	10,649	-6.9%	▪ 3Q regulation impact: -€123m
in % of rev	35.3%	33.9%	-1.4pts	34.2%	32.7%	-1.6pts	▪ 3Q net OPEX savings yoy despite a negative €30m EC decision impact
CAPEX	1,264	1,240	-1.9%	3,699	3,700	0.0%	▪ 9M CAPEX stable, expectations for FY confirmed
in % of rev	11.3%	11.5%	+0.2pts	11.1%	11.4%	+0.3pts	
operating cash flow (restated EBITDA* – CAPEX)	2,668	2,405	-9.9%	7,742	6,949	-10.2%	▪ 9M OpCF fully consistent with FY guidance

*see slide 44 for restatements

strong credit profile maintained in a tense debt market

balance sheet as of 30 Sept.2012

€ 7.8 bn
of cash

€ 15.2 bn
liquidity position

~2.2x
expected year end 2012 net debt to EBITDA ratio

continue to enjoy best-in sector financing conditions…



%
8
6
4
2
0
2
4
6
8
10
12
14
16
years
Telekom Austria
Telenor
Telecom Italia
Telefonica
KPN
Telia Sonera
France Telecom-Orange
EE
Deutsche Telekom

comparison of peers financing conditions based on several 2012 Euro bond issues – source: Bloomberg

- average maturity further increased to 9.4 years (vs. 9.0 years at end 2011) i.e. longest average maturity among European peers
- average weighted cost of debt in bonds down at 5.24% in 3Q12 (vs. 5.29% in 1H12)
- rating:
  - Moody's A3- neg
  - S&P A-neg
  - Fitch A- neg

…and to secure future refinancings with attractive conditions bonds*/bank loans/leases repayments end of September



in €bn
bonds
bank loans & other
0.2
4.1
3.5
4.3
3.9
3.4
2.8
3.0
2.5
20.1
19.3
4Q12
2013
2014
2015
2016
>2017

*excluding TDIRA

group top line erosion despite sustained growth in emerging markets

in €m	3Q12 actual	% yoy cb	% yoy cb excl.reg
Group revenue	**10,755**	-3.5%	-1.1%
France	5,280	-5.4%	-2.4%
Spain	1,027	-1.0%	+2.2%
Poland	840	-5.5%	-3.4%
ROW	2,047	+0.6%	+3.0%
Africa & Middle-East	1,059	+4.3%	+4.6%
"European" countries	843	-3.5%	+1.3%
other	148	+0.5%	+1.7%
Enterprise	1,726	-2.9%	-2.9%



3Q growth excl. reg
-3.4%
-2.9%
-2.4%
-1.1%
1.3%
2.2%
4.6%
Poland
Enterprise
France
Group
Europe
Spain
AMEA

insight

- deteriorating trend of revenue at Group level, as expected:
  - increasing weight of regulatory effects (270m€ in 3Q) following new roaming rules
  - penetration of re-priced tariffs within the customer base in France
  - deceleration of revenue growth in Spain: pressure on usages due to worsening macroeconomic environment
  - Poland revenues impacted by the unlimited mobile offers on the market
- stable trends in emerging countries
  - Africa & Middle East driven by Egypt & Ivory Coast while other emerging countries continue to deliver
- improving trend in European countries & Enterprise
  - European countries improving excl. reg. thanks to Belgium (+3.1%) and Moldova (+5.7%)
  - revenue (excl. equipment resale) trend improving in Enterprise (-1.3%)

sharp control of direct & indirect costs protecting EBITDA

3Q12 restated EBITDA*



in €m
-7.3%
3,932
-395
+97
+75
-67
+3
3,645
-€298m
o/w - €123m
regulatory effects
o/w -€30m for EC
decision on civil
servants
3Q11cb
revenue
interco costs
commercial &
content costs**
labour opex***
IT&N, property,
G&A & other****
3Q12

3Q insight

- regulatory effects increased
  - EU roaming impact representing more than 50% of regulatory effects
- savings on commercial costs and content, coming from France and all other European countries
  - rationalization of handset subsidies in France and Spain
  - savings on content costs
- good control over labour costs
  - +3.2% yoy reported increase; +1.8% when restated for the impact of the EC decision

*see slide 44 for restatements **o/w €0m of content provision used in 3Q12 vs. €40m used in 3Q11
*** o/w TPS provision of €45m used in 3Q12 vs €25m used in 3Q11 ****o/w €11m of content provision used in 3Q12 vs. €15m used in 3Q11

3Q12 France financials

stable trend in revenue evolution excl. regulation

3Q12 revenue* : -5.4%
(-2.4%* excl. regulatory impacts)

in €m	3Q12	var in cb	9m12	var in cb
revenue	5,280	-5.4%	16,106	-4.8%
personal	2,634	-2.3%	8,019	-1.5%
*service revenue***		*-7.5%*		*-6.0%*
home	3,067	-4.1%	9,261	-4.3%

* yoy on cb

3Q insight

- mobile service revenue down -7.5%*:
  - increasing regulation weight due to data roaming tariff cut
  - excluding regulation :
    - national roaming agreement nearly offsetting the negative retail impact
- slowdown in declining home revenue trend:
  - home usages revenue decreasing trend slowing down: -€102m vs. -€112m in 3Q11
  - broadband customer base growth at +3.7%, fuelled by Open

3Q12 personal revenue*: -2.3% yoy
(+3.8% excl. reg.)

in €m



**service revenue – 7.5%
-1.0% excl. reg
2,695
-157
-45
+21
+120
2,634
3Q11cb
regulatory impacts
customer base
network usage incl. national roaming
broadband, MVNOs & equipment
3Q12

3Q12 fixed revenue*: -4.1%
(–3.1% excl. reg.)

in €m



-€102m;
vs. -€112m in 3Q11
3,198
-34
-140
+38
+5
3,067
3Q11cb
regulatory impacts
PSTN
broadband
wholesale & others
3Q12

* yoy cb

3Q12 France personal KPIs

strong commercial momentum and good control over repricing effect

stabilization of retail market share



45.6%
45.0%
44.8%
45.8%
46.5%
46.9%*
40.7%
40.0%
39.9%
38.3%
37.6%
37.4%**
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
active network market share*
retail market share

ARCEP market figures
* network market share, incl. national roamers
** company estimates in 3Q

3Q insight

- recovery of the mobile customer base growth
  - continued positive contract net adds (+320k in 3Q o/w 153k excl. M2M)
  - strong commercial activity: contract gross adds excl. M2M up +15% vs. 2Q12 driven by Origami Jet and Sosh
  - quarterly churn down 1.7pts vs. 2Q12
  - prepaid customer base protected (-3k net losses)
- ARPU down -7.8% yoy, in line with expectations for -10% for the end of the year

annual rolling mobile ARPU evolution

in euros/year



data
sms
voice
-7.8%
-2.7% excl. reg.
378
72
62
245
+5.9%
349
76
60
213
3Q11 cb
3Q12

churn improving and positive momentum on contract net adds confirmed



contract net adds (k)
prepaid net adds (k)
+317
+320
-3
85
-240
-155
-387
-228
-615
quarterly contract churn
1Q12
2Q12
3Q12

*yoy on cb

3Q12 France home KPIs

encouraging PSTN trends and solid broadband acquisitions in a highly competitive market

BB ARPU driven by better access mix & content

- **ADSL market & conquest shares**



ADSL market share
ADSL net adds market share
45.1%
44.8%
44.7%
44.4%
36.6%
21.5%
26.9%
[22%;25%]*
4Q11
1Q12
2Q12
3Q12

ARCEP market figures * company estimates

- **quarterly broadband ARPU, in €/month**



36.0
5.8
30.2
+0.2
-0.4
+0.2
36.1
5.7
30.4
3Q11cb
better access mix
VoIP out of bundle
content
3Q12
services
access

PSTN line losses slowing down

variance in thousands of lines



275
229
-290
-168
-271
-150
-459k
-421k
naked DSL & other
PSTN only
PSTN&ADSL
3Q11 vs 2Q11*
3Q12 vs 2Q12

3Q insight

- commercial performance stabilized vs. 2Q12 (+68k internet net adds in 3Q12 vs. +65k in 2Q12), despite higher discounted offers from competitors
- FTTH customer base of 144k (vs. 123k in 2Q12)
- stable quarterly broadband ARPU (up +€0.1 yoy), of €36.1 driven by favourable access mix and content
- PSTN lines decrease slowing down trend confirmed with the lowest quarterly line losses ever recorded: -421k

*cb

3 outlook

Stéphane Richard
Chairman & CEO

digital usages are accelerating: customers demand more connectivity and consume more data

massive adoption of connected devices

- **63%** smartphones as % of consumer contract commercial acts in France [1]
- **20%** of tablet users use them as their principal Internet access device [2]
- **24 billion** wirelessly connected objects in 2020 [3]

explosion in data demand

- **+100%** worldwide mobile data traffic increase from Q2 2011 to Q2 2012 [4]
- **x25** increase in consumer mobile video traffic between 2011 and 2016 [5]
- **>650 million** consumer mobile lines in Africa in 2012 [6]

sources : (1) internal as of Q312, (2) Forrester 2011, (3) GSMA Connected Life 2011, (4) Ericsson Traffic & Market report, august 2012, (5) Cisco VNI, (6) Yankee Group

however, a challenging environment over 2012-13 with a tougher than expected macro-economy…

GDP growth forecast – European Union


2.1%
1.7%
2.1%
2.2%
2.2%
2.2%
1.7%
1.6%
1.5%
1.9%
-2.3 pts
0.5%
-0.2%
2010
2011
2012
2013
2014
2015
World Economic Outlook – October 2010
World Economic Outlook – October 2012

source: IMF

…a more adverse regulation …

regulation impact on Group



revenue impact (m€)
925
902
748
~1,000
EBITDA impact (m€)
392
270
227
~350
2009
2010
2011
2012e
2013e
2014e

… and a tougher competition especially in France, contributing to a lower telco market value than expected

impact of 4th entrant in France

French mobile & fixed market
-€2.8bn in 2015 vs. 2010



€ bn
42.0
41.5
41.0
40.5
40.0
39.5
39.0
38.5
0.0
-2.8bn
2010
2011
2012e
2013e
2014e
2015e
2016e

source: Idate, 2012

French mobile & fixed consumer market
-€5.5bn in 2015 vs. 2010



€ bn
34
32
30
28
26
24
-5.5bn
2010
2011
2012e
2013e
2014e
2015e
without 4th entrant
with 4th entrant

source: Roland Berger, 2012

on mobile and fixed, French prices are the lowest compared to largest European countries and the USA

price of a comparable mobile offer*

in €/month


20
38
42
50
67
78

price of a comparable fixed offer**

in €/month


32
40
43
48
56
77

*voice unlimited (min.500minutes), SMS, MMS, unlimited (min.1000SMS), Internet 1,2 ou 3Gb-SIMO; operators having a market share>15%
**fixed national calls unlimited (min 3000 minutes), TV, broadband, except cablo.

source : Arthur D. Little for FFT, 2012

data monetisation as a lever to regain value

mobile

traffic monetisation	+30%	increase in number of customers with a data plan in France since January (reaching 7M in Sept 2012)
speed monetisation	80%	of Sosh 25€ customers preferred H+ to a price reduction
services monetisation	/2	customers with an active Deezer connection are twice less likely to terminate their Origami offer

fixed

speed monetisation		gaining BB market share thanks to fibre in Ile de France
	+5€	price differential between Open-DSL and Open-Fiber offers for consumers
services monetisation	~14€	additional ARPU for pay-TV customers in France

≥ 80%
of Origami sales were offers >49€ in Q3 2012

bundles

convergent offers with Open

x2 since Jan 2012 = 2.5M clients

new territories for growth: portfolio management and innovation

innovations will support growth

Cloud : 500m€ target revenues by 2015

- forthcoming launch of personal cloud in France
- investment in a dedicated cloud services company

M2M : 10m target SIM cards by 2015

- 43% growth (yoy at end of Q3 2012) on number of SIM cards activated
- good progress in particular in smart cities and e-health verticals

NFC & m-payment

- 2.5* million NFC compatible handsets expected on French market in 2012
- 4.8 million Orange Money customers in 11 countries in Africa & Middle East in 3Q12
- Orange Cash launched in Poland and UK

*source : Association Française du Sans-Contact Mobile (AFSCM)

geographic mix drives growth

Group revenue mix



10%
9%
49%
32%
2011
10%
12%
47%
31%
2014e
France
Europe
emerging
Entreprise

- organic growth only: emerging countries + 3pts of Group revenue by 2014
- possible acceleration with consolidation of stakes (Morocco, Iraq)

*excl. IC&SS

sustained level of investment optimizing legacy to promote VHBB

accelerating VHBB deployment for future growth

France

maintaining our leadership on 4G investment



LTE sites: 396 2,990
spectrum
capex
287
891
2011
2012
2013

accelerating FTTH deployment in line with commitments



x2
59
151
2010
2011
2012e
2013e

rest of world

4G
launched in all our European countries by 2015

3G
launched throughout African countries by 2015

1.5M
homes and businesses over 4 years in Spain

CAPEX optimisation

RAN sharing



20% - 50%
of site costs reduction by 2015 with Chrysalid

in France, moving from cost containment to cost reduction with ambitions of €800m net savings for 2014

FY11 €~4bn

direct costs

share	cost items	actions
~40%	interconnection costs	savings in interconnection
~60%	SARC costs content costs & other	sharp management of SARC costs savings from new content strategy

FY11 €~10bn

indirect costs

share	cost items
~60%	labor external workforce
~40%	real estate general expenses others (incl. taxes)

- stabilization of labor costs : +4k recruitments vs. an expected attrition of-11k* over 2013-2015

group pyramid ageing



6k
4k
2k
0
20
30
40
50
60
France
outside France

- further benefits of Chrysalid program, delivering more than expected

~€800m

expected total cost base decrease in 2014 vs 2011

* includes headcounts located in France (Orange France, Enterprise, ICSS)

2013 Operating Cash Flow above €7bn
2014 Operating Cash Flow above 2013

	variation 13 vs 12	variation 14 vs 13
cost management: from cost management to cost reduction	higher savings	similar savings
	slight increase in labour OPEX	stabilization in labour OPEX
top line preservation: improved revenue trend for 2014	declining revenues	improved revenue trend
investment for value creation	sustained level of investment optimizing legacy to promote VHBB	
new territories for growth: portfolio management and innovation	positive impact	positive impact
OpCF guidance	above €7bn* in 2013	2014* > 2013*

*excluding exceptional items but including French pension impacts

4 countries outlook

Gervais Pellissier
Deputy CEO & CFO

orange™

2013 actions to prepare EBITDA stabilization from 2014

Orange actions for improved revenue trend in 2014

2013

- LTE pricing policy : in line with our VHBB monetization objective
- segmented offers for both SIMO & subsidized markets
- new CPEs & increasing fiber penetration

2014

- mobile re-pricing ending early 2014
- home revenues nearly stabilized from 2014
  - PSTN line losses improvement

~€800m cost reduction in 2014 vs. 2011

strong focus on cost control over the period 2011-2014

- savings on commercial costs
- stabilization of labour costs
- ramp-up of Chrysalid program benefits

France EBITDA stabilization from 2014

=

priority focus on LTE & FTTH investments, stable capex / sales ratio ~ 11% excl. LTE & FTTH

- LTE: 40% coverage in 2014 / 80% in 2016
- 2010-2015 FTTH investment plan for ~€2bn
- steady investments in CPEs*


€2.6bn
~11%
~11%
~11%
~11%
2011
2012e
2013e
2014e
LTE & FTTH
other Capex France
Capex to sales ratio excl. FTTH and LTE

*customer permises equipment

Chrysalid delivering faster and more

expected above €1.1bn 2012 cumulated since 2011 fully in line with ambition

ramping up our initial achievements for 2015



~€3bn new target
€1.8bn 75% initial target
€2.5bn initial target
€1.5bn 60% initial target
~€1.1bn
€470m
cumulated savings
2011
2012
2013
2014
2015

savings in €bn vs 2010 cost base	cumulated savings 1H 2012	Conquests 2015 (reminder)	reviewed ambition
France	0.3	0.9-1.1	1.0-1.2
Europe	0.4	0.9-1.1	1.1-1.3
AMEA	0.02	0.1-0.2	0.2-0.3
OBS	0.05	0.2-0.3	0.2-0.3
ICSS	0.05	0.1-0.2	0.2-0.3

performance drivers

France
- customer experience improvement
- IT optimization
- channel mix improvement
- operational excellence

Europe
- RAN & network sharing
- cross country mutualisation
- customer care transformation
- on line sales
- IT renewal & optimisation

AMEA
- network sharing & towerco
- services platform mutualisation / industrialisation policy
- synergies within the zone
- commissioning scheme enhancement

OBS
- international network strategy
- sales model evolution
- customer journey simplification

ICSS
- content business model change
- IT corporate optimization
- real estate

Orange Spain maintaining ambition for growth in value share and profitability, outperforming the market

be the reference alternative operator

- maintain current commercial momentum
- develop strong position in the low price market (amena.com)
- accelerate convergence to support growth and loyalty

continue efficiency improvements

- continue efficient SARC strategy
- extend network sharing
- further contention of indirect costs

Orange value shares (%)


Mobile
Fixed broadband
18.4%
19.2%
21.0%
22.8%
9.0%
8.9%
10.2%
11.7%
2009
2010
2011
1H12
2013e
2014e

Orange EBITDA evolution


Orange Ebitda (m€)
Orange Ebitda margin
18.8%
20.0%
21.0%
729
765
839
2009
2010
2011
2012e
2013e
2014e

leverage mobile and fixed VHBB and market opportunities

- complete network transformation project with LTE launch
- launch FTTH rollout project
- continue to monitor any move towards Spanish market consolidation

strong commercial performance and tight cost control still contributing towards solid momentum

Poland, cost optimization and market leadership in convergence

new portfolio of offers to sustain top line

- win-back plan on B2B
  - price alignment and reorganization of sales force
  - development of ICT activities
- sustain mobile consumer leadership with convergence
  - new set of Animals offers, with specific focus on data
  - segmentation of B2C offers, SIMO proposition
  - capitalizing on a single Orange brand to drive convergence with Open offers
  - innovating solutions, Orange Cash

Smart Plan Multi

keep momentum on cost structure adjustment

- commercial cost optimization
- labour costs stabilized in 2013 & down from 2014 onwards
  - headcount reduction: 2,500 FTE over 2012-2013
- TV services partnership

volume of smartphones in Orange customer base in k



>x3
2 103
2011
2012
2013
2014
2015

following peak due to BBI, investment rationalized and leadership confirmed

- RAN sharing agreement implementation
- LTE roll-out for launch early 2014
- end of Broadband Investment programme

Orange Poland will still face a highly turbulent market over the coming months, but levers are in place to sustain profitability

rest of Europe: data and convergent offers fuelling growth with further efficiency improvements

back to growth thanks to data revenues

- lighter negative impact of regulation expected (Belgium & Romania & Slovakia: >150m€ revenues preserved 2013 to 2014)
- increased share of data, with more than x2 in Slovakia and Romania over 2011-2015
- focus on convergence in Belgium
- partnership strategy on TV, no investments in content

continuous focus on costs enabling improved EBITDA ratio

- EBITDA margin revitalization thanks to:
  - improved top line trend
  - focus on rationalization and mutualisation of opex

growing share of Home revenues


CAGR +51%
1%
1%
2%
2%
5%
2011
2012
2013
2014
2015
Home revenues
fixed revenues share

increased share of data in revenues


CAGR +22%
11%
2011
2012
2013
2014
2015
data only revenues as % of service revenues

EBITDA improvement from 2014


2011
2012
2013
2014
2015
EBITDA
EBITDA rate

launch of LTE across the footprint

- LTE deployed and launched across the entire European footprint by 2015

after a tough 2013, positive EBITDA trend from 2014

emerging countries, highest area of growth over the next 3 years

Orange revenues expected to grow faster than the market

promising country mix
- cluster approach
- low penetration countries
- high penetration countries with data demand booming)
- key countries driving growth: Egypt, Ivory Coast, DRC
- risk spread out over a diversified footprint


Middle East & North Africa
Eastern Africa & Indian Ocean
Western & Central Africa
Western Africa

Orange Money

customer loyalty improvement
4.8 million customers (9M12)
30 million customers by 2015

favourable 3-4 pts spread of GDP growth with rest of the Group


+2.0%
+3.2%
+4.2%
+5.2%
+5.6%
source : IMF Oct. 2012
2011
2012
2013
2014
2015

CAGR 2011-2016 mobile revenues

orange	Vs.	Telecom market Orange Footprint
7.5%	Vs.	5.5%

continued focus on efficiency

- on-going bilateral infrastructure sharing projects in most countries:
  - passive network sharing in Uganda
- distribution mix optimization (commission review & channel mix optimization)
- Groupement Orange Services (GOS): service platform mutualisation

investments

- continue to capture growth in rural areas
- deploy 2G/3G network to support mobile data growth

increasing demand for mobile data and low penetration will sustain revenue trend

Enterprise: transformation of revenue mix confirmed

growth drivers and mix evolution enable to expect top line improvement from 2014

growth drivers:

- "€1bn revenues with emerging markets by 2015 " confirmed
  - close to double-digit growth yoy
- Conquests ambition of 33% of revenues on services by 2015
  - IT services growth 2012 -2015 Gartner, Sept. 2012:
    - +2.5% CAGR in France
    - +3.0% CAGR for Western Europe
- cloud: strong momentum (+33% in 2012) over 350 Flexible computing customers in France
  - recent cloud deals:
    - flexible computing express deal with TIENS
    - Cricket Australia: offer to manage bets in Australia

revenue trends



> 33%
2011
2012e
2013e
2014e
2015e
legacy networks
Mature & Growing networks
services

- networks:
  - mature networks: supported by steady IPVPN trend
  - growing networks: products such as VoIP
  - legacy decline compensated in 2015

continuous focus on costs

- **network strategy:** optimization of domestic network costs per country and access
- **footprint rationalization:** portfolio optimization and synergies with local group entities
- **customer management:** reduced process intermediation and simplified internal production model

transformation of revenue mix confirmed

5 Group use of cash policy

Stéphane Richard
Chairman & CEO

orange™

use of cash policy reflecting cash generation momentum

keep a strong balance sheet and secure access to debt market	close to 2x net debt / EBITDA by year-end 2014
sustainable and yield oriented dividend policy adapted to cash generation profile	dividend of at least €0.80* for 2012 & for 2013
careful and selective M&A policy	focus on in-market consolidation while strictly respecting leverage ratio guidance

* France Telecom SA will bear the additional 3% contribution related to corporate tax referring to 2012 dividend balance and 2013 dividend payments

6 appendix

orange™

despite these challenges, we maintain strong market positions



sonatel
jordan telecom group
mobinil
Vanuatu

N° 1 or N° 2 in 15 out of 18 countries of AMEA, in 7 out of 9 countries in Europe

details on revenue

in €m	3Q11 CB	3Q12	%*	*% excl. Regul**	9M11 CB	9M12	%*	*% excl. Regul**
Group revenue	**11,150**	**10,755**	**-3.5%**	***-1.1%***	**33,425**	**32,598**	**-2.5%**	***-0.5%***
France	5,583	5,280	-5.4%	*-2.4%*	16,915	16,106	-4.8%	*-2.1%*
personal	2,695	**2,634**	-2.3%	*+3.8%*	8,141	**8,019**	-1.5%	*+3.9%*
home	3,198	**3,067**	-4.1%	*-3.1%*	9,681	**9,261**	-4.3%	*-3.2%*
eliminations	(311)	**(421)**			(907)	**(1,175)**		
Spain	1,038	1,027	-1.0%	*+2.2%*	2,979	3,016	+1.2%	*+3.9%*
personal	862	**836**	-3.0%	*+0.8%*	2,464	**2,453**	-0.4%	*+2.8%*
home	176	**191**	+9.0%	*+9.0%*	515	**562**	+9.0%	*+9.0%*
Poland	888	840	-5.5%	*-3.4%*	2,622	2,534	-3.4%	*-1.9%*
personal	470	**448**	-4.7%	*-0.7%*	1,371	**1,346**	-1.8%	*+1.1%*
home	483	**463**	-4.0%	*-3.7%*	1,436	**1,389**	-3.3%	*-3.1%*
eliminations	(65)	**(72)**			(185)	**(201)**		
ROW	2,034	2,047	+0.6%	*+3.0%*	6,112	6,191	+1.3%	*+2.9%*
Enterprise	1,778	1,726	-2.9%	*-2.9%*	5,361	5,215	-2.7%	*-2.7%*
International carrier & SS	407	391	-3.9%	*-3.9%*	1,171	1,208	+3.1%	*+3.1%*
eliminations	(578)	**(556)**			(1,735)	**(1,671)**		

* yoy on cb

sharp control over direct & indirect costs protecting EBITDA

3Q12 & 9M12 restated EBITDA*



in €m
-7.3%
3,932
-395
+97
+75
-67
+3
3,645
-€298m o/w - €123m regulatory effects
o/w -€30m for EC decision on civil servants
3Q11cb
revenue
interco costs
commercial & content costs**
labour opex***
IT&N, property, G&A & other****
3Q12



-6.9%
11.441
-826
+203
+122
-225
-66
10.649
-€623m o/w - €232m regulatory effects
o/w -€90m for EC decision on civil servants
9M11cb
revenue
interco costs
commercial & content costs
labour opex
IT&N, property, G&A & other
9M12

3Q insight

- 3Q negative regulatory effects increased
  - EU roaming impact representing more than 50% of 3Q regulatory effects
- savings on commercial costs and contents coming from France and all other European countries
  - rationalization of handset subsidies in France and Spain
  - savings on content costs
- good control over labour costs
  - +3.2% yoy reported increase in 3Q; +1.8% when restated for the impact of the EC decision

9M insight

- increasing regulatory pressure with 9M regulatory effects twice as much as for H1
- savings on commercial costs and content
- good control over labour costs
  - +3.4% yoy reported increase in 9M; +2.1% when restated for the impact of the EC decision
- IT&N, property, G&A & other increase driven by
  - IT expenses (+5.3% yoy) to enhance customer relationship management and overall internal processes
  - property costs (+5.2%yoy) as a result of inflation & growing number of mobile sites

*see slide 44 for restatements **o/w €0m of content provision used in 3Q12 vs. €40m used in 3Q11
*** o/w TPS provision of €45m used in 3Q12 vs. €25m used in 3Q11 ****o/w €11m of content provision used in 3Q12 vs. €15m used in 3Q11

EBITDA restatements

in €m	3Q11cb	3Q12	9m11cb	9m12
EBITDA restated	**3,932**	**3,645**	**11,441**	**10,649**
litigation major litigations	-	-3	-	+41
litigation EU TPSA	-	-	-115	-
labour related				
free share plan	-23	-13	-23	-39
part-time senior plan	-19	-11	-32	-190
other				
Orange Switzerland disposal	-	-	-	+92
OTMT indemnity	-	-	-	-116
EBITDA reported	**3,890**	**3,617**	**11,271**	**10 438**

5.1 Q3 results by countries (excl. France)

3Q12 Spain

strong commercial performance containing top line decline in 3Q

3Q12 revenue* (+2.2% excl. regulatory impacts)

in €m	3Q12	var in cb	9M12	var in cb
revenue	1,027	-1.0%	3,016	+1.2%
personal	836	-3.0%	2,453	-0.4%
home	191	+9.0%	562	+9.0%

* yoy on cb

insight

- 3Q mobile revenues +0.8% excluding regulation driven by steady contract base growth and data boost:
  - strong portability balance (+88k) with decreasing contract churn (+18.6%, -1.7pt YoY)
  - mobile internet base multiplied by x1.9 yoy (up to 38% penetration)
- 3Q fixed revenues +9% fuelled by customer base (double-digit growth) and ARPU (increasing VoIP penetration)

mobile : strong contract base growth driven by mobile internet tariffs

customer base in 000's



+2.2%
11 602
11 854
4 157
3 905
7 445
(64%)
+6.8%
7 949
(67%)
3Q11
3Q12
prepaid
contract

internet users in 000's



X1,9
2 401
579
1 822
(76%)
4 555
508
4 047
(89%)
3Q11
3Q12
dongles
smartphones

fixed broadband : double digit customer base growth with increasing ARPU

customer base in 000's



+11%
1 225
264
228
(19%)
732
(60%)
1 359
256
206
(15%)
897
(66%)
3Q11
3Q12
bitstream
partial ULL
full ULL

ARPU €/month



+1.4%
32.0
5.2
26.8
(84%)
32.5
4.7
27.8
(86%)
3Q11
3Q12
services
ADSL access

3Q12 Poland

adjusting to a rapidly deteriorating and disrupted operating environment

3Q12 revenue* (-3.4% excl. regulatory impacts)

in €m	3Q12	var in cb	9M12	var in cb
revenue	840	-5.5%	2,534	-3.4%
personal	448	-4.7%	1,346	-1.8%
home	463	-4.0%	1,389	-3.3%

* yoy on cb

insight

- 3Q mobile revenues under pressure (-0.7% excl. reg)
  - launch of unlimited offers by all players, deteriorating B2B mobile market
  - growth of mobile BB customer base with postpaid data ARPU up +8.2% yoy
- 3Q fixed revenues impacted by customer base and PSTN ARPU decrease
  - slowdown of PSTN customers attrition with controlled migrations to 3P offers with VoIP
  - BB growth with simplification of offers driving revenues up by +2.4% yoy

mobile: solid base while retail ARPU under pressure from unlimited offers

customer base in k



+144
14 614
14 758
7 641
7 864
6 973 (48%)
6 894 (47%)
3Q11
3Q12
prepaid
contract

monthly ARPU in PLN



-6.6%
41
38
30
28
10
11
3Q11
3Q12
voice
data

fixed broadband: ARPU stabilized thanks to increased penetration of 3P

customer base in k – ARPU* in PLN



ARPU +1.4%
2 332
2 346
2 348
2 344
2 338
32
55
112
151
191
54
53
53
55
55
3Q11
4Q11
1Q12
2Q12
3Q12
3P (TV+BB+VoIP)
Retail BB
ARPU

*ARPU :BB, TV & VoIP

3Q12 Rest of the World

emerging markets are continuing to fuel growth while the situation is improving in Europe

3Q12 revenue* : +0.6%
(+3.0%* excl. regulatory impacts)

in €m	3Q12	var in cb	9M12	var in cb
Total ROW	2,047	0.6%	6,191	1.3%
Africa & Middle East	1,059	4.3%	3,079	5.3%
European countries	843	-3.5%	2,686	-2.6%
other countries	148	0.5%	438	-0.2%

strong growth in revenues in most of our Africa & Middle East countries



Niger +33%
Central African Republic +23%
Ivory Coast +20%
Uganda +15%
Kenya +8%
Cameroon +5%
Madagascar +5%
Egypt +2%

insight

- **European countries:**
  - positive revenue growth excl. reg. with +1.4% in 3Q and +0.4% over 9M
  - in Romania, 2nd quarter in a row with revenue growth excl. reg., fuelled by +40% mobile multimedia revenues
  - in Belgium, strong handset sales thanks to iPhone
  - market share stabilized in Slovakia after the revamp of offers in May

insight

- **Africa & Middle East:**
  - positive revenue trend of +4.3% in 3Q mainly driven by Ivory Coast (+19.7%, contributing to half of emerging markets revenue growth), Egypt (+2.0%)
  - back to strong contract net adds in Egypt and ongoing better churn (+720k vs. +255k in 2Q12)
  - revenue growth also sustained by continued good performances by Cameroon and Niger

* yoy cb

3Q12 enterprise financials

slight improvement in trends excluding equipment resale, weakening market momentum overall

**3Q12 enterprise revenue* : -2.9%
(-1.3% excl. equipment resale)**

in €m	3Q12	var in cb	9M12	var in cb
total enterprise	1,726	-2.9%	5,215	-2.7%
legacy networks	454	-12.0%	1,422	-13.5%
mature networks	730	+2.8%	2,164	+1.9%
growing networks	96	+9.8%	294	+8.9%
services	446	-4.1%	1,335	+1.0%

insight

- legacy networks: adverse but improved trend supported by Voice, with higher traffic than in 2Q12.
- mature networks: robust growth thanks to IPVPN increasing number of connections and bandwidth upgrades
- growing networks: performance driven by double digit growth on VoIP and Image services
- services: decline due to very high equipment resale in 3Q11 offsetting a strong performance of integration services. Excluding equipment resale, services grew by +3.7%

VoIP revenues fuelled by VoIP migration



in €m
+12.3%
143
161
9M11cb
9M12

worldwide IPVPN accesses



in 000s accesses
+2.5%
315
323
9M11cb
9M12

* yoy cb

5.2 France outlook

improved revenue trend in France from 2014

Orange France ambitions for 2013-2014

mobile

- growing contract customer base from June 2012
- mobile repricing ending early 2014
  - most of the customer base expected to move to new offers by year-end 2013
  - mix low price / premium equilibrium managed
  - no further major tariff revamp
  - increased elasticity in data roaming usages for B2B customers
- stable national roaming agreement contribution


reprice spreading within a growing customer base
customer base
2011
2012
2013
2014
pre reprice offers
post reprice offers

fixed

- home revenues nearly stabilized from 2014
  - steady BB ARPU growth maintained thanks to
    - better mix
    - increasing content contribution
    - FTTH penetration
  - increasing BB net additions
    - driven by convergent offers
    - new CPE's
  - PSTN line losses improvement
  - wholesale driven by continued increasing unbundled accesses


Home retail revenues
PSTN
BB
Home usage
BB growth almost offseting PSTN losses from 2014
△12-11
△13-12
△14-13
2011
2014

CAPEX focus to maintain network leadership

2010-2015 FTTH investment plan of ~€2bn reiterated

- fibre deployment has started in 229 cities, including 112 in very dense areas
- Palaiseau 100% Fibre: "know how" to manage a full fibre- network experimentation
- return on investments secured with the new regulatory framework
- possible VDSL launch from 2H 2013 to complement FTTH


>x4
151
2011
2012
2013
2014
2015

Σ 2010-2015 = ~€2bn FttH CAPEX

investments in LTE: key priority for differentiation

- **steady level of LTE Capex**
  - ✓ 5 cities covered by year end 2012 (Marseille, Lyon, Nantes, Lille, certain areas of Paris)
  - ✓ 40% coverage by 2014 / 80% by 2016 commercial launch in 1H 2013
- **monetization booming bandwidth usage**
  premium on H+ pricing: springboard to LTE monetization

- downloading speed 10x faster than 3G+
- HD TV on mobile
- mobile cloud gaming

pursue investment in network capacity

- ~30% of investment in networks allocated to capacity improvement (incl. FTTH & LTE investments)



emphasize our differentiation, being leader on customer experience, segmentation and innovation

leader in customer experience: internet and mobile are essential for a majority of French people

best network:
mobile and broadband



leader on service and news discovery




les apple days

35,000 people in contact with our customers over the phone, in our 1,200 boutiques, orange.fr, facebook and twitter

leader on segmentation to respond to diversifying customer needs (grouping, sim only)

a portfolio of brands

orange™
Sosh
Mobile

segmented offers adapted to everyone and to the family


OPEN
un seul mot
pour équiper
la famille


Origami
Zen
Star
Jet


Livebox
Livebox Zen
Livebox Star

leader in innovation by offering new entertainment experience to our clients and by responding with Orange cloud and very high broadband to multi screens needs & speed of digital clients who multi-equip

the best of entertainment (TV and games) and applications

new box



leader in VOD

orange 24/24 Vidéo OCS

partnerships


DEEZER

applications



services available on all screens by Orange Cloud



12% of the French are now equipped with a mobile and a tablet



leader on very high broadband mobile and fibre to accompany the need of bandwith demanded by multi equipment and usages development


la fibre


H+
4G

up ,to 200 Mbit/s

150 Mbit/s

orange

5.3 EE results

EE: strong postpaid net adds and sustained low postpaid churn

Mobile service revenue +3.1% ex regulation, £m



-3.0%
+3.1%
1,542
-91
1,451
+81
-36
1,496
Q3/11
regulation
Q3/11
ex regulation
postpaid
prepaid
Q3/12

Strong postpaid net adds



160k
236k
185k
313k
151k
150k
250k
Q1/11
Q2/11
Q3/11
Q4/11
Q1/12
Q2/12
Q3/12

Sustained low postpaid churn#



1,4%
1,3%
1,3%
1,1%
1,1%
1,1%
1,2%
1,2%
1,2%
Q3/10
Q4/10
Q1/11
Q2/11
Q3/11
Q4/11
Q1/12
Q2/12
Q3/12

monthly average (3 month rolling)

Insights

- Underlying service revenue driven by +9ppts yoy increase in postpaid smartphone penetration; postpaid mix 51%
- Targeted acquisition, smartphones 92% of new postpaid handset connections
- Sustained low churn; renewals up 32%; customers selecting high value plans; continued average access fee growth

Initiatives

- Good momentum with compelling propositions including Full Monty and Orange "The Works"
- Focused promotion of best-selling smartphones

55